*** CONFIDENTIAL TREATMENT REQUESTED BY MERIT MEDICAL SYSTEMS, INC. ***

August 20, 2015

FEDERAL EXPRESS AND
EDGAR CORRESPONDENCE

Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Merit Medical Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 5, 2015
File No. 0-18592
Response to Staff Letter Dated August 6, 2015

Dear Ms. Blye:

Merit Medical Systems, Inc. (“Merit”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 6, 2015, relating to the above-referenced filing.

Because of the commercially sensitive nature of the information contained herein, this correspondence is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, Merit requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Merit Medical Systems, Inc.” and each page is marked for the record with the identifying number and code “MMSI-001” through “MMSI-004.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

We have reviewed the comments set forth in your letter dated August 6, 2015, regarding Merit’s Annual Report on Form 10-K referenced above, and offer the following responses. For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

General

1.
We note that a transcript of your fourth quarter 2013 earnings conference call posted on the internet in February 2014 includes a statement by your President and CEO that you had growth in Europe despite events in the Middle East, including Syria, where you sell product. You disclose in the 10-K that you distribute your products in Africa. Syria and Sudan, a country located in Africa, are designated by the State Department as state sponsors of terrorism

Confidential Treatment Requested by Merit Medical Systems, Inc.
MMSI-002

*** Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Cecilia Blye
United States Securities and Exchange Commission
August 20, 2015

and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. You should describe any products or services you have provided, directly or indirectly into those countries, and any agreements, commercial arrangements, or other contracts with the governments of those countries or entities they control.

RESPONSE: We currently sell multiple product lines, consisting primarily of [***], in Syria through [***], who purchases our products from us in arms-length transactions and resells those products pursuant to the terms of a marketing and distribution agreement. Our relationship with [***], which has existed since approximately [***], is governed by Export Licenses issued by the U.S. Department of Commerce, Bureau of Industry and Security (the “Export Licenses”). During the periods identified in your letter, we have held [***] separate Export Licenses. Each Export License specifies the authorized distributor and the approved end users to whom our distributer is permitted to resell our products. We have not entered into any agreements, commercial arrangements or other contracts with the government of Syria.

At present, we hope to continue selling our products in Syria pursuant to the terms of existing and future Export Licenses. While we hope our Syrian product sales will grow incrementally, we currently anticipate that our future Syrian product sales will continue in the general range of the last three fiscal years.

We do not sell any products into Sudan, and have not entered into any agreement, commercial arrangement or other contract with the government of Sudan. We do not presently anticipate selling our products into Sudan in the future.

2.
Please discuss the materiality of the contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designed state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

RESPONSE: We do not believe our relationship with [***] constitutes a material investment risk for our security holders. The principal reasons for that conclusion are discussed below. Because we do not sell any products into Sudan, we do not believe our security holders are subject to investment risk attributable to the activities of that country.

Our assessment of the materiality of our contacts with Syria is based upon the following factors. Our product sales into Syria are conducted through [***], pursuant to the terms of the Export Licenses. The Export Licenses expressly define “approved end users,” consisting of hospitals and clinics, to whom [***] is permitted to resell our products. For the fiscal years ended December 31, 2012, 2013 and 2014, the aggregate net sales revenues we generated from sales of our products into Syria were approximately $[***], $[***] and $[***], respectively, representing less than [***] of our net sales for each of those years. For the six months ended June 30, 2015, the aggregate net sales we generated from sales of our products into Syria was approximately $[***], also representing less than [***] of our net sales for that period. We do not maintain any facilities or other assets in Syria, and do not have any liabilities attributable to sales of our products in Syria, other than our obligations arising pursuant to the marketing and distribution agreement we have executed with [***]. We do not conduct any operations or maintain any employees in Syria.

Because our product sales into Syria are limited to [***] and are governed by Export Licenses which are overseen by the Bureau of Industry and Security, and the net sales we generated from sales of our products into Syria for the periods identified above were less than [***] of our net sales for the periods referenced above, we do not believe the relationship with [***] poses a material investment risk to our security holders. Our determination is also based, in part, on the fact that our products are used in the treatment of disease and the alleviation of medical conditions, which we believe may mitigate investor concerns regarding activities associated with Syria.

By this letter, we also acknowledge that:

(i)	Merit is responsible for the adequacy and accuracy of the disclosure in the filing identified above;

Confidential Treatment Requested by Merit Medical Systems, Inc.
MMSI-002

*** Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Cecilia Blye
United States Securities and Exchange Commission
August 20, 2015

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing identified above; and

(iii)	Merit may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in addressing the issues described above. If you would like to discuss any issues presented by the comments and the responses contained in this letter, feel free to contact me at (801) 208-4309 or Rashelle Perry, our Chief Legal Officer, at (801) 208-4343, or Brian G. Lloyd, our outside legal counsel, at (801) 257-7964.

Very truly yours,

/s/ Fred P. Lampropoulos

Fred P. Lampropoulos
Chief Executive Officer

Confidential Treatment Requested by Merit Medical Systems, Inc.
MMSI-002

*** Information omitted and provided under separate cover to the Staff pursuant to Rule 83